Form 51-102F3

MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Buffalo Gold Ltd. ("Buffalo" or the “Company”)

Suite 300, 1055 West Hastings Street

Vancouver, BC  V6E 2E9

Item 2

Date of Material Change

March 31, 2006

Item 3

News Release

A press release was issued on March 31, 2006, at Vancouver, B.C.

Item 4

Summary of Material Change

Buffalo has:

-  closed its acquisition of Gold FX Limited;

-  made new appointments to its board and management team; and

-  granted incentive stock options.

Item 5

Full Description of Material Change

Buffalo has closed its acquisition of Gold FX Limited (“Gold FX”).  Gold FX is a private Australian company with gold and uranium exploration assets in Queensland and the Northern Territory of Australia.  These projects host a number of uranium targets that have been defined based on geophysical airborne radiometric data.  While Buffalo will remain firmly focused on its core gold project at Mt. Kare in Papua New Guinea, the Gold FX acquisition will allow Buffalo to increase exposure to the uranium market with the thirteen new uranium and gold prospective tenements held by Gold FX.

With the closing of the acquisition, Buffalo is pleased to report that the highly experienced Gold FX management team has joined with Buffalo’s existing management to develop these exciting projects.  Gold FX's Australian based Chairman, John Park has joined the Buffalo Board as a non-executive director while Mark Dugmore, Gold FX’s Managing Director, has been appointed as Buffalo’s Vice-President Corporate Development.  In addition, Bob Skrzeczynski, Gold FX’s Director Exploration & Commercial and Dr. Gary Arnold, a key consultant to Gold FX, have been appointed as consultants to Buffalo

In connection with these appointments, Buffalo also reports that it has, subject to regulatory approval, granted incentive stock options entitling the purchase of up to 375,000 shares at a price of USD$1.05 per share until March 31, 2011.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit its website at www.buffalogold.ca.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9

Date of Report

March 31, 2006

BUFFALO GOLD LTD.

Per:  Damien Reynolds

______________________

Damien Reynolds,

Chairman of the Board of Directors